                                  SCHEDULE 13D
                                 (Rule 13d-101)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 5

                            Pride International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                    74153Q102
         -------------------------------------------------------------
                                 (CUSIP Number)

     Thomas R. Denison, Esq - First Reserve Corporation, One Lafayette Place
                       Greenwich, CT 06830 (203) 625-2520
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 October 7, 2004
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74153Q102               SCHEDULE 13D                Page 2 of 18 Pages

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve Corporation
      I.R.S. No.: 06-1210123
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]

                                                                      (b) [X]

--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      N/A

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER

                       0
                   -------------------------------------------------------------
     NUMBER OF      8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY
    OWNED BY           11,229,935
       EACH        -------------------------------------------------------------
     REPORTING      9  SOLE DISPOSITIVE POWER
      PERSON
       WITH            0
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       11,229,935
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,229,935

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      8.3%

--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 74153Q102                SCHEDULE 13D               Page 3 of 18 Pages

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve Fund VII, Limited Partnership
      I.R.S. No.: 06-1457408
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                    (b) [X]

--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      N/A

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER

                       0
                   -------------------------------------------------------------
    NUMBER OF       8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY         872,345
   OWNED BY        -------------------------------------------------------------
      EACH          9  SOLE DISPOSITIVE POWER
    REPORTING
     PERSON            0
      WITH         -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       872,345
--------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      872,345

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      0.6%

--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 74153Q102               SCHEDULE 13D                Page 4 of 18 Pages

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve Fund VIII, L.P.
      I.R.S. No.: 06-1507364
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                    (b) [X]

--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      N/A

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER

                       0
                   -------------------------------------------------------------
   NUMBER OF        8  SHARED VOTING POWER
    SHARES
 BENEFICIALLY
  OWNED BY             10,355,290
     EACH          -------------------------------------------------------------
   REPORTING        9  SOLE DISPOSITIVE POWER
    PERSON
     WITH              0
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       10,355,290
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,355,290

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      7.6%

--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 74153Q102               SCHEDULE 13D                Page 5 of 18 Pages

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve GP VII, L.P.
      I.R.S. No.: 06-1520256
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                    (b) [X]

--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      N/A

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT      [ ]
      TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER

                       0
                   -------------------------------------------------------------
   NUMBER OF        8  SHARED VOTING POWER
    SHARES
 BENEFICIALLY
  OWNED BY             872,345
     EACH          -------------------------------------------------------------
   REPORTING        9  SOLE DISPOSITIVE POWER
    PERSON
     WITH              0
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       872,345
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      872,345

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      0.6%

--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 74153Q102                  SCHEDULE 13D             Page 6 of 18 Pages

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve GP VIII, L.P.
      I.R.S. No.:  06-1507318
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]

                                                                      (b) [X]

--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      N/A

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER

                       0
                   -------------------------------------------------------------
    NUMBER OF       8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY         10,355,290
    OWNED BY       -------------------------------------------------------------
      EACH          9  SOLE DISPOSITIVE POWER
    REPORTING
     PERSON              0
      WITH         -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       10,355,290
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,355,290
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      7.6%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          74153Q102                  SCHEDULE 13D             Page 7 of 18 Pages

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve Fund IX, L.P.
      91-208465 2
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]

                                                                      (b) [X]

--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      N/A

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER

                   -------------------------------------------------------------
    NUMBER OF       8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY         7,261,066
    OWNED BY       -------------------------------------------------------------
      EACH          9  SOLE DISPOSITIVE POWER
    REPORTING
     PERSON        -------------------------------------------------------------
      WITH         10  SHARED DISPOSITIVE POWER

                       7,261,066
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,261,066
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      5.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 74153Q102                  SCHEDULE 13D             Page 8 of 18 Pages

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve GP IX, L.P.
      91-208465 3
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]

                                                                      (b) [X]

--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      N/A

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER

                   -------------------------------------------------------------
   NUMBER OF        8  SHARED VOTING POWER
    SHARES
 BENEFICIALLY          7,261,066
   OWNED BY        -------------------------------------------------------------
     EACH           9  SOLE DISPOSITIVE POWER
   REPORTING
    PERSON         -------------------------------------------------------------
     WITH          10  SHARED DISPOSITIVE POWER

                       7,261,066
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,261,066
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      5.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 74153Q102                  SCHEDULE 13D             Page 9 of 18 Pages

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve GP IX, Inc.
      91-209254 2
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]

                                                                      (b) [X]

--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      N/A

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER

    NUMBER OF      -------------------------------------------------------------
     SHARES         8  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY           7,261,066
      EACH         -------------------------------------------------------------
    REPORTING       9  SOLE DISPOSITIVE POWER
     PERSON
      WITH         -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       7,261,066
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,261,066
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      5.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      This Amendment No. 5 (this "Amendment") to the statement on Schedule 13D is filed by First Reserve Fund VII, Limited Partnership ("Fund VII"), First Reserve Fund VIII, L.P. ("Fund VIII"), First Reserve Fund IX, L.P. ("Fund IX"), First Reserve GP VII, L.P. ("GP VII"), First Reserve GP VIII, L.P. ("GP VIII"), First Reserve GP IX, L.P. ("Fund IX"), First Reserve Corporation ("FRC"), and First Reserve GP IX, Inc. ("GP IX, Inc.", collectively with Fund VII, Fund VIII, Fund IX, GP VII, GP VIII, GP IX, and FRC, the "Reporting Persons"). This Amendment amends the statement on Schedule 13D originally filed on July 26, 1999, by Fund VII, Fund VIII, GP VII, GP VIII, and FRC, and relates to the Common Stock, no par value per share (the "Common Stock"), of Pride International, Inc., a Delaware corporation ("Pride" or the "Company"). That
Schedule 13D, as previously amended, is hereby further amended as set forth below.

ITEM 2. IDENTITY AND BACKGROUND.

      Item 2 is hereby amended to update the principal office of each of the Reporting Persons. The address previously provided for the principal office, 411 West Putnam Ave., Suite 109, Greenwich, CT 06830, is hereby updated with the following current address for the principal office: One Lafayette Place, Greenwich, CT 06830.

      Other than the updated principal office address, all portions of Item 2 are unchanged.

ITEM 4. PURPOSE OF THE TRANSACTION.

      The text of Item 4 is hereby amended by adding the following language:

      Between October 1, 2004 and October 7, 2004, the Reporting Persons sold an aggregate of 1,021,800 shares of Common Stock in reliance on an exemption from registration pursuant to Rule 144 of the Securities Act of 1933, as amended. All of these shares were sold by the Reporting Persons through broker's transactions at a price of between $20.04 and $20.0961 per share. Each of the sales on these dates is individually listed in Item 5(c) of this Statement, as hereby amended. In addition to these sales, between January 23, 2004 and January 27, 2004, Fund VIII and Fund IX sold an aggregate of 538,900 shares of Common Stock at a price of between $20.0408 and $20.0502 per share through broker's transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is hereby deleted in its entirety and replaced with the following:

      (a) As of the date hereof, the Reporting Persons are the beneficial owners of Common Stock in the numbers and percentages set forth in the table below.

                                                                   Page 10 0f 18

      The number and percentage of share of Common Stock beneficially owned by each Reporting Person are as follows:

REPORTING PERSON                SHARES BENEFICIALLY OWNED    PERCENTAGE OF CLASS (7)
----------------                -------------------------    -----------------------
Fund VII (1)                           872,345 (2)                  0.6%

GP VII (1)                             872,345 (2)                  0.6%

Fund VIII (1)                       10,355,290 (3)                  7.6%

GP VIII (1)                         10,355,290 (3)                  7.6%

First Reserve Corporation (1)       11,229,935 (4)                  8.3%

Fund IX                              7,261,066 (5)                  5.3%

GP IX (6)                            7,261,066 (5)                  5.3%

First Reserve GP IX, Inc. (6)        7,261,066 (5)                  5.3%
                                    ----------                     ----
Total for Reporting Persons         18,491,001                     13.6%

      (1) GP VII is the general partner of Fund VII, and may be deemed to share beneficial ownership of the shares of Common Stock owned by Fund VII. GP VIII is the general partner of Fund VIII, and may be deemed to share beneficial ownership of the shares of Common Stock owned by Fund VIII. First Reserve Corporation, as the general partner of GP VII and GP VIII, may be deemed to share beneficial ownership of all of the shares of Common Stock owned by Fund VII, Fund VIII, GP VII and GP VIII.

      (2) Fund VIII, GP VIII, Fund IX, GP IX, and First Reserve GP IX, Inc. each disclaim beneficial ownership of such shares.

      (3) Fund VII, GP VII, Fund IX, GP IX, and First Reserve GP IX, Inc. each disclaim beneficial ownership of such shares.

      (4) Consists of 11,227,635 shares of Common Stock held by First Reserve Corporation (through Fund VII, Fund VIII, GP VII and GP VIII) and 2,300 shares of restricted Common Stock issued to William E. Macaulay in his capacity as a director of the Company. First Reserve Corporation may be deemed to share dispositive and voting control over these shares. Each of Fund VII, Fund VIII, and Fund IX has an interest in a portion of the proceeds from the aforementioned shares of restricted Common Stock issued to William E. Macaulay in his capacity as a director of the Company. Other than that interest, Fund IX, GP IX, and First Reserve GP IX, Inc. each disclaim beneficial ownership of all shares beneficially owned by First Reserve Corporation.

      (5) Fund VII, GP VII, Fund VIII, GP VIII, and First Reserve Corporation each disclaim beneficial ownership of such shares.

      (6) GP IX is the general partner of Fund IX and may be deemed to share beneficial ownership of the shares of Common Stock owned by Fund IX. First Reserve GP IX, Inc. as the general partner of GP IX may be deemed to share beneficial ownership of all of the shares of Common Stock owned by Fund IX and GP IX. First Reserve Corporation is the investment advisor to Fund IX.

      (7) The listed percentages are based on the 135,981,491 shares of Common Stock listed as outstanding by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, as filed with the Securities and Exchange Commission on August 9, 2004.

      (b) Fund VII and Fund VIII share the power to vote or to direct the vote and the power to dispose or direct the disposition of all shares held by them with their general partners, GP VII and GP VIII, respectively, each of whom, in turn, shares voting and dispositive power with its general partner, First Reserve Corporation. Fund IX shares the power to vote or to direct the vote and the power to dispose or direct the disposition of all shares held by it with its general partner, GP IX, which, in turn, shares voting and dispositive power with its general partner, GP IX, Inc.

                            [Continued on next page]

      (c)   During the past 60 days, the following transactions were effected:

                                            NUMBER OF     PRICE PER
REPORTING PERSON           DATE OF SALE    SHARES SOLD      SHARE          TRANSACTION
--------------------     ---------------   -----------    ---------    --------------------
Fund VII                 October 1, 2004       36,995     $ 20.0908    Sale of common stock
Fund VIII                October 1, 2004      122,386     $ 20.0908    Sale of common stock
Fund IX                  October 1, 2004       85,819     $ 20.0908    Sale of common stock
Fund VII                 October 4, 2004        3,171     $ 20.0506    Sale of common stock
Fund VIII                October 4, 2004       37,637     $ 20.0506    Sale of common stock
Fund IX                  October 4, 2004       26,392     $ 20.0506    Sale of common stock
Fund VII                 October 5, 2004        7,582     $ 20.0961    Sale of common stock
Fund VIII                October 5, 2004       90,005     $ 20.0961    Sale of common stock
Fund IX                  October 5, 2004       63,113     $ 20.0961    Sale of common stock
Fund VII                 October 6, 2004       15,768     $ 20.0400    Sale of common stock
Fund VIII                October 6, 2004      187,178     $ 20.0400    Sale of common stock
Fund IX                  October 6, 2004      131,254     $ 20.0400    Sale of common stock
Fund VII                 October 7, 2004       10,120     $ 20.0400    Sale of common stock
Fund VIII                October 7, 2004      120,137     $ 20.0400    Sale of common stock
Fund IX                  October 7, 2004       84,243     $ 20.0400    Sale of common stock
TOTAL SHARES SOLD BY
 REPORTING PERSONS
                                            ---------
 IN PAST 60 DAYS                            1,021,800
                                            ---------

      (d) To the best knowledge of each Reporting Person, except for the other Reporting Persons that share beneficial ownership of the shares held by such Reporting Person (as disclosed in this Item 5), no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by such Reporting Person.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 is hereby amended to add the following at the end of Item 6:

Joint Filing Agreement

        A Joint Filing Agreement dated October 19, 2004, by and between Fund VII, Fund VIII, Fund IX, GP VII, GP VIII, GP IX, First Reserve Corporation and First Reserve GP IX, Inc. has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit A and incorporated herein by reference.

ITEM 7. EXHIBITS.

        Exhibit A Joint Filing Agreement dated October 19, 2004, by and between First Reserve Fund VII, Limited Partnership; First Reserve Fund VIII, L.P.; First Reserve Fund IX, L.P.; First Reserve GP VII, L.P.; First Reserve GP VIII, L.P.; First Reserve GP IX, L.P.; First Reserve Corporation and First Reserve GP IX, Inc.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

      Dated: October 19, 2004.

                                  FIRST RESERVE FUND VII, LIMITED
                                  PARTNERSHIP

                                  By:  First Reserve GP VII, L.P., its General
                                  Partner
                                       By:  First Reserve Corporation,
                                             its General Partner

                                       By:  /s/ Thomas R. Denison
                                            --------------------------
                                            Name: Thomas R. Denison
                                            Title: Managing Director

                                  FIRST RESERVE FUND VIII, L.P.

                                  By: First Reserve GP VIII, L.P., its General Partner,
                                       By:  First Reserve Corporation
                                             its General Partner

                                       By:  /s/ Thomas R. Denison
                                            ------------------------
                                            Name: Thomas R. Denison
                                            Title: Managing Director

                                FIRST RESERVE FUND IX, L.P.

                                By:  First Reserve GP IX, L.P., its General
                                Partner,
                                     By:  First Reserve GP IX, Inc., its General
                                          Partner

                                     By:  /s/ Thomas R. Denison
                                          --------------------------
                                          Name: Thomas R. Denison
                                          Title: Managing Director

                                FIRST RESERVE GP VII, L.P.

                                By:  First Reserve Corporation,
                                       its General Partner

                                     By:  /s/ Thomas R. Denison
                                          --------------------------
                                          Name: Thomas R. Denison
                                          Title: Managing Director

                                FIRST RESERVE GP VIII, L.P.

                                By:  First Reserve Corporation, its General
                                     Partner

                                     By:  /s/ Thomas R. Denison
                                          --------------------------
                                          Name: Thomas R. Denison
                                          Title: Managing Director

                                FIRST RESERVE GP IX, L.P.

                                By:  First Reserve GP IX, Inc., its General
                                Partner

                                     By:  /s/ Thomas R. Denison
                                          --------------------------
                                          Name: Thomas R. Denison
                                          Title: Managing Director

                                FIRST RESERVE CORPORATION

                                By:  /s/ Thomas R. Denison
                                     --------------------------
                                     Name: Thomas R. Denison
                                     Title: Managing Director

                                FIRST RESERVE GP IX, INC.

                                By:  /s/ Thomas R. Denison
                                     --------------------------
                                     Name: Thomas R. Denison
                                     Title: Managing Director

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                                  EXHIBIT INDEX

Exhibit           Description

A                 Joint Filing Agreement.